Zentek Files Patent Applications for ZenGUARD™ in Multiple New Jurisdictions

Guelph, ON - April 5, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company, has filed patent applications for ZenGUARD™ in 47 countries.

The examiner for the Patent Cooperation Treaty, the international patent law treaty, that reviewed the ZenGUARD™ patent application opined that it met all 3 requirements to be granted a patent: novelty, an inventive step and industrial applicability. The Company has also been granted a patent for ZenGUARD™ by the Canadian Intellectual Property Office, as previously announced on December 7th, 2022. Examiners in other jurisdictions will use these actions as a basis for their own examinations and granting of patents in their respective countries.

The patented ZenGUARD™ antimicrobial technology platform has demonstrated it is a powerful solution for deactivating pathogens and increasing bacterial and viral filtration efficiency of both surgical masks and HVAC filters.

Based on the above information, the Company has decided to file patents in 47 new jurisdictions, including the United States, Europe, India and others and expects to be successful in all of them. The patent covers the chemical formula for ZenGUARD™, a fabrication method along with its application to various substrates, including surgical mask material, other personal protective equipment (PPE) and heating, ventilation, and air conditioning (HVAC) filters.

"We expect our patented ZenGUARD™ antimicrobial platform can provide numerous opportunities to give our business partners a competitive advantage in their respective markets, which we believe will make it a cornerstone for Zentek," commented Greg Fenton, CEO of Zentek. He continued, "Importantly, this demonstrates our ability to move from a concept in the lab to a patent-protected technology platform that we hope to commercialize in numerous ways with several partners - all with the aim of making their products better, safer, and greener. We expect to follow a similar path for our other nanotechnologies, including ZenARMOR™, our patent-pending corrosion technology, and others."

About Zentek Ltd.

Zentek is a graphene technology company focused on the research, development, and commercialization of graphene-based novel products to give our commercial partners a competitive advantage by making their products better, safer and greener.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.  Our second technology platform is ZenARMOR™, which is patent-pending and focused on corrosion protection applications.

For further information:

Mitch Swergold
Tel: (917) 930-8723
Email: mswergold@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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